FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on February 22, 2012 after the announcement of Registrant's results for the fourth quarter and year end, 2011.

This Form 6-K is being incorporated by reference into the Registrants Form F-3 registration statement file nos. 333-174142 and 333-160683 and Form S-8 registration statements file nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 23, 2012	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Fourth Quarter and Full Year 2011 Conference Call and Q&A Transcript
22 February, 2012

Operator:
Ladies and gentlemen, thank you for standing by. Welcome to Gilat's Fourth Quarter and Full Year 2011 results conference call. All participants are at present in a listen-only mode. Following the management's formal presentation, instructions will be given for the question-and-answer session. As a reminder, this conference is being recorded.

I would now like to turn the call over to Rob Fink from KCSA Strategic Communications to read the Safe Harbor statement. Rob, please go ahead.

Rob Fink, KCSA - IR:
Thank you. Good morning and good afternoon. Thank you for joining us today for Gilat's Fourth Quarter and Full Year 2011 results conference call.

A recording of the call will be available beginning at approximately noon Eastern Time today, February 22, until February 24, 2012 at noon. Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings release, which state that statements made on this earnings call which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties, and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Erez Antebi, Gilat's Chief Executive Officer, and Ari Krashin, Chief Financial Officer.

Erez, please go ahead.

Erez Antebi, CEO Gilat:
Thank you, Rob.  Good day everyone. Thank you for joining me for this call, my first as CEO.

While the purpose of today's call is to review our fourth quarter results and our overall performance in 2011, I would also like to take this opportunity to share you with a few thoughts and perspectives as I begin my role as CEO of Gilat, and where I expect the company is heading in the long term.

First, I will begin today’s call with a snapshot of our fourth quarter and full year results, followed by an update on recent organizational changes, and will then provide you with a more detailed review of our business during the quarter.   Following my review, Ari will take you through the financial results in more detail. After this, I will summarize 2011 and share with you our objectives for the coming year and then we will open the floor for questions.

The fourth quarter of 2011 was characterized by a very strong financial performance, coupled with several important contract wins. Revenues for the fourth quarter were $93.6 million, compared with $83.9 million in the previous quarter and $66.1 million the comparable quarter of 2010.  For the full year 2011, we recorded revenues of $339.2 million compared to $233 million in 2010.

On a GAAP basis we recorded a net loss of $5.9 million for the year, compared to a net income of $30.6 million in 2010. Our loss this year includes a one-time non-cash impairment of goodwill related to the acquisition of Wavestream, as well as other restructuring charges, in the total amount of $19.5 million. Ari will discuss the impairment and the comparison to the 2010 results in more detail.

On a non-GAAP basis our net income for the year 2011 was $15.9 million compared to a non-GAAP net-income of $0.7 million in 2010.

Our backlog reached $264.6 million at the end of 2011, up from $232.1 million at the end of 2010.

In summary, the fourth quarter of 2011, as in previous years and on-par with market seasonality, has been a strong quarter for Gilat. We have stood by our management objectives, set at the beginning of 2011, and I applaud Amiram and the team for their hard work this year.

Before looking at our business this quarter, I would like to start by telling you about  the organizational changes we began taking recently as those changes impact the way we manage and look at our business going forward, specifically the division of Gilat into three separate business activities – Commercial, Defense and Services:

The first, Commercial SatCom, includes broadband satellite network equipment and professional services for enterprises, consumers and governments worldwide. This business also includes our consumer Ka-band initiatives.

The second, Defense SatCom, provides satellite communication equipment for defense and homeland security customers worldwide.

And finally, our Services business, including Spacenet, providing managed network services for business, government and residential customers in North America, as well as our service businesses in Colombia and Peru.

As part of this organizational change, RaySat Antenna Systems has been fully integrated into Gilat, taking advantage of synergies in such areas as R&D, managerial and corporate support functions.

I believe the modified structure, once fully implemented, will allow us to be more efficient in how we conduct our business and attract customer buy-in.

With that in mind, let me give you some highlights of our business activities in Q4.

This past quarter we announced several key contract wins for our Commercial SatCom business.  Most notably, which we already mentioned in our previous quarterly results call, is our strategic alliance with Rostelecom’s RTComm and the Russian government Institute NIIR for a Ka-band VSAT network in Russia. The Russian government has decided to make a significant investment in a constellation of three Ka-band multi-spot beam satellites designed to provide over two million Russian citizens with Internet access. The implementation of this strategic agreement already began in Q4.

We also announced our selection by JSC NC ‘Kazsatnet’, a Republic of Kazakhstan telecommunications company, to deploy a SkyEdge™ II broadband satellite network to complement its fiber and IP networks. This win is an excellent demonstration of our end- to-end solution for fiber backup and IP-connectivity, linking 14 regional centers in a multi-star topology with our NetEdge™ gateway solution to the SkyEdge II hub located in Astana. The deployment will also include Wavestream’s 40W Ku Band solid state BUCs, or Block Upconverters, at each Gateway, which also demonstrates cross selling opportunities for our multiple products.

Latin America continued to be a strong market for us this quarter. Of note is our announcement that we will provide corporate connectivity for one of Latin America's largest post offices. As part of the project, we will supply the country's national operator with a fully managed network connecting approximately 7,000 branch offices with our SkyEdge II solution.

Finally, I would like to note that our Commercial SatCom business has reached an important milestone early in the quarter, shipping its one million VSAT. For those of you who may recall, Gilat is an industry veteran when it comes to VSAT development with several 'technology-first' notches on our belt. We developed and shipped our first generation two-way VSAT, the SkyStar Advantage™, in 1991 and have since been at the forefront of innovation and development of satellite-based communications technology.

Moving on to our Defense and Homeland Security activities, 2011 and the fourth quarter in particular were characterized by the fruitful integration of Wavestream BUCs and RaySat Antenna Systems product line into Gilat's existing defense related product portfolio. Leveraging the combined core competencies of the three entities we were able to launch late in 2011 a satcom-on-the-move solution for airborne applications, featuring what we believe is the industry's smallest and most lightweight antenna in its category. The solution is optimal for the defense and homeland security markets as it addresses the critical need for reduced weight and size while increasing the data throughput for unmanned aerial vehicles, or UAVs.

Finally, we look at our Services business. This quarter we also made strong inroads in our Colombia operations with the award of a new contract to provide broadband Internet connectivity to over 1,600 schools. This win joins the more recent announcement we made in January 2012 for the extension of our service agreements with the Colombian Ministry of Communications for an additional nine months period until the end of September 2012.

As for Spacenet and our North American operations, the acquisition of CICAT has allowed us to continue to demonstrate growth in our Managed Network Services business with several key new customers joining the ranks. Of note, is a five year engagement with Susser, Valero Energy Corporation's largest distributor for a Hybrid VSAT and 3G private network. Other wins included the addition of Broadband Managed Services for Good Year, Cumberland Farms, and Williams Sonoma. Spacenet also grew its Government and Industrial business with a procurement contract with a large Federal agency utilizing Gilat’s SkyEdge II mesh technology. Spacenet also extended its satellite service offerings with other key partners in the Energy space such as Centerpoint Energy, Koch, Stratos and Tanmar.

That concludes our fourth quarter business overview.  I would now like to turn the call over to Ari for a more detailed overview of the key financials for the quarter and the year past.

Ari Krashin, CFO Gilat:

Thank you, Erez. Good morning and good afternoon everyone. Our financial results are presented both on GAAP and non-GAAP bases. The GAAP financial results include the impact of non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)), expenses related to our M&A activities during 2010 and 2011, impairment of goodwill and restructuring cost, amortization of intangible assets resulting from the purchase price allocation, and certain one-time income.

The reconciliation tables in our press release highlight this data, and our non-GAAP information is presented excluding these items.

Now, let me share with you the financial highlights for the fourth quarter of 2011. Revenues for the fourth quarter of 2011 increased by 42% to $93.6 million compared to $66.1 million in the fourth quarter of 2010. The increase in revenue this quarter is attributable mainly to our strong international growth - specifically in Latin America and Europe, and to the increase of Wavestream and Raysat Antenna Systems product sales mainly in North America.

Our gross margin for the fourth quarter increased to 36% compared to 35% for the same period of 2010. As we continue to mention every quarter, our gross margin is affected by a number of factors, including the regions in which we operate and the type of deals we consummate. Each of these factors can result in variations in our gross margins. This quarter, as in previous quarters, our equipment sales, which typically carry higher margins, were the main driver to the level of gross margin which is in line with our expectations.

Our gross R&D expenses for the fourth quarter of 2011 were $9.0 million compared to $7.3 million in the same quarter of 2010. The increase in gross R&D relates mainly to the cost associated with the consolidation of Wavestream and the continuing investment in the Ka-band products.

Selling, marketing, general and administrative expenses for the fourth quarter of 2011 were $21.0 million compared to $18.5 million for the same period of 2010. The increase is primarily attributed to higher level of variable expenses related to the growth in revenue and the consolidation of Wavestream.

GAAP operating loss for the fourth quarter of 2011 was $15.2 million compared to an operating loss of $4.1 million for the same period of 2010. The GAAP operating loss this quarter was attributed mainly to one-time non-cash impairment of goodwill in the amount of approximately $17.9 million, and restructuring costs and other charges relating to cost reduction efforts in the amount of $1.6 million, totaling $19.5 million.

The continuing pressure on DoD budgets in the US, which is reflected in a reduction in Wavestream revenues during 2011 compared to 2010, along with the uncertainties surrounding future spending of the DoD budget, led us to reevaluate the investment level in our books and resulted in impairment of the related goodwill in accordance with ASC 350 (formerly SFAS No. 142).

On a non-GAAP basis, operating income for the fourth quarter was approximately $6.6 million compared to $0.5 million for the same period of 2010.

Other income in the amount of $1.9 million mainly represents an additional portion of the settlement proceeds related to the aborted merger transaction.

Our GAAP net loss for the fourth quarter of 2011 was $11.5 million or a loss of $0.28 per diluted share compared to a net loss of $4.9 million or $0.12 per diluted share in the comparable quarter of 2010.

On a non-GAAP basis, net income for the quarter was $8.4 million or $0.20 per diluted share compared to net loss of $0.3 million or $0.01 per diluted share in the comparable quarter of 2010.

Now, I would like to go over a few financial highlights for the fiscal year of 2011. Our revenues for the fiscal year of 2011 increased by 46% and reached $339.2 million compared to $233 million for the same period in 2010. The revenues for 2011 include approximately $59 million dollar attributed to Wavestream. Excluding the revenues from Wavestream, revenues growth was approximately 22% compared to 2010. The growth in revenues was attributed to the strong international sales, increases in RaySat Antenna Systems' revenues, and the continued Spacenet rollout in connection with the wins in the gaming sector.

Our gross margins for the fiscal year of 2011 increased to 36% compared to 34% for the same period of 2010. On a non-GAAP basis the gross margin reached 38% for 2011 compared to 35% for 2010. The increase in the gross margin is attributed to the higher portion of equipment revenues.

Our gross R&D for the fiscal year of 2011 was $35.1 million compared to $22.2 million for the same period in 2010. The increase is due the consolidation of Wavestream and Raysat Antenna Systems. The increase is also in line with our budget and efforts to develop new products for new markets, especially for the defense and Ka-band market. As we continue to position ourselves as one of the leading ground segment equipment providers in the Ka-band market, we continue to shift some of our R&D efforts towards our Ka-band products.

Selling, marketing, general and administrative expenses for the fiscal year 2011 were $82.5 million compared to $63.2 million in the same period in 2010. The increase in expenses is mainly attributed to the consolidation of Wavestream and the higher level of variable expenses related to the growth in revenues.

GAAP operating loss for the fiscal year of 2011 was $12.3 million compared to an operating loss of $6.2 million for the same period in 2010. On a non-GAAP basis, operating income was $17.5 million compared to $1.3 million for the same period in 2010. GAAP net loss for the fiscal year of 2011 was $5.9 million or $0.14 per diluted share compared to net income of $30.6 million or $0.73 per diluted share in 2010. On a non-GAAP basis, net income for the fiscal year 2011 was $15.9 million or $0.37 per diluted share compared to $0.7 million or $0.02 per diluted share for the same period of 2010.

Geographic revenue distribution for 2011 was as follows:

The U.S. accounted for $156.3 million or 46%; Latin America accounted for $100.5 million or 30%; Asia accounted for $51.6 million or 15%; Europe accounted for $21.1 million or 6%, and Africa accounted for $9.7 million or 3%.

Our total cash balances at the end of 2011 amounted to $63.9 million, and during 2011 net cash provided by operating activities was approximately $8.6 million. Our shareholders’ equity at the end of the year totaled $260.1 million.

This concludes the financial review.

Before I hand over the call, my last as CFO, I wanted to take this opportunity and thank you all for your support in the years I have served as CFO of Gilat. I look forward to my new role and know that I leave the post in Yaniv's very capable hands. I would like to wish Erez and Yaniv success as they lead the company for future growth. With that, I would now like to turn the call back to Erez.

Erez Antebi, CEO Gilat:

Thank you, Ari. Before we continue to our closing statements and your questions, I would like to thank Ari for his tremendous leadership as CFO over the past four years. I am glad he will be continuing to serve as a member of the executive team, dedicating his time to strategic aspects of the business. Yaniv Reinhold who has been working closely with Ari over the past four years in his capacity as VP of Finance will be taking the CFO reins March 1st. I am confident the two of them will continue to work well together.

And now, let's move to the macro-operating environment and how I see the market. I believe the satellite communications market is facing changes that present long term growth prospects in three main areas: 1) Ka-band broadband services, 2)  Satellite-on-the-Move broadband services for defense and homeland security, and 3) Managed Network Services.  I would like to elaborate on how I see each of these markets and Gilat’s position in them.

In our Commercial SatCom business, we plan to continue to invest in product leadership in 2012, building a differentiated product line that best addresses our customers' needs and concerns. In our traditional VSAT business, we see growing demand for more than just technology products; many of our customers are seeking end-to-end and complete integration solutions. We believe we are well positioned for these type of solutions and will continue to provide them.

As for Ka-band, we see this next generation satellite technology as driving significant future growth in the VSAT industry as it offers significantly higher satellite capacities and substantially lower costs of transmission. To give you some perspective, according to a NSR market research report, Ka-band broadband services are forecasted to grow from $1.1 billion in 2010 to $4.6 billion in 2020.

In line with this, plans for the launch of dedicated Ka-band satellites are in mature stages. As a result, the demand for Ka-band ground infrastructure and CPEs is projected to grow in coming years, an industry view we share and in support of which we are dedicating significant R&D resources. To address this, and as part of our strategy, we created a dedicated group which will focus on Ka-band and consumer initiatives worldwide.

As a reminder, Gilat has already established a strong position in the Ka-band market having secured significant Ka-band awards, notably, RTComm, SES Astra2Connect, and the most recent announcement of our win with O3b.

O3b plans to launch its first constellation of MEO (Medium Earth Orbit) satellites in mid-2013, with the goal of launching 90 such satellites over a period of 10 years. The proximity of these MEO satellites to the earth (contrary to the more traditional GEO satellites being operated today) will allow offering approximately 70 per cent of the world’s population with affordable, fiber quality internet connectivity.

Our solution has been selected to support the Tier 2 services of the project and our relationship with O3b is a tremendous vote of confidence in Gilat's Ka-band technology, positioning us as a strong contender in the Ka-band market today.

When looking at the defense and homeland security market, we see the growing need of organizations for transmitting and receiving broadband data and video to their vehicles. These applications are to both stationary and on-the-move platforms on land, sea and air. This is primarily driven by three factors: 1) the need for immediate communications in case of disaster, natural or other, when terrestrial infrastructure fails, 2) the requirement to operate in locations where terrestrial communication is lacking or non-existent, and 3) the move to network-centric warfare by the broader base of lower echelons in military and security forces. As this move to lower echelons progresses, we believe this market will grow significantly in the coming years.

I believe our differentiated product offering, with a focus on satcom-on-the-move applications, positions us well in the defense market. Specifically, our RaySat Antenna Systems product line features field proven, high performance, low profile tracking antennas; the Wavestream product offering includes highly reliable, compact, low weight amplifiers and BUCs; and our modem technology is designed to work in demanding satcom-on-the-move environments.  I believe that our technological advances in these product lines, together with our ability to package some or all of these products into an integrated solution are significant advantages.

Lastly, when looking at our Services activities, Spacenet will continue to leverage the acquisition of CICAT. Spacenet is now well positioned as a technology agnostic managed services provider that designs, implements and manages private data communication networks for small to large enterprises and government customers across North America. We are well positioned in this market given Spacenet's size, experience, and its ability to deliver a truly technology agnostic solution across satellite, DSL, cable and other wireline and wireless technologies. Spacenet today manages over 130,000 end-user sites and we expect that number to continue to grow as Spacenet further targets the Managed VPN market place.

In summary, the satellite communication industry has exciting markets where we see potential for growth. I believe that our capabilities and differentiated product offering give us an advantage in a market expected to grow long term; I further believe that our new organizational structure is designed to support the anticipated long term growth in each area.

Having said that, the macro-economic conditions in Europe and their possible effect on demand in other regions, together with anticipated cuts in the US DoD budget in 2012, may pose challenges to the operating environment this year. Taking that into consideration, we have set our management's financial objectives to deliver a slight increase over last year in our annual revenues of between $340 to $350 million and, while continuing to invest in future products, maintain our EBITDA margin levels at 10%.

And with that, I would like to now ask the operator to open the line for questions.

Operator, please?

Operator
(Operator Instructions). Gunther Karger, Discovery Group.

Gunther Karger - Discovery Group - Analyst
Yes, Good morning and good afternoon. Actually, an excellent quarter, an excellent year and congratulations. Having said that, the Company is definitely very much alive, but the stock remains dead. No matter what great news and great progress the Company seems to be making, it definitely clearly seems to either be asleep or does not become aware of it. So any commentary on how this is going to be improved?

Ari Krashin - Gilat Satellite Networks Ltd. - CFO
Gunther, hi it's Ari. Basically, you know, the investors are the ones that are taking the shots whether or not they want to invest in the Company's share. As management, we focus mostly on growing the business and increasing profitability. Whether or not this message is being spread to the investors is a different issue. But eventually we are not focusing on the share price or -- we are focusing on the business.

Gunther Karger - Discovery Group - Analyst
Yes, as a follow-up, I understand that, but it has been quite a while of corporate recovery and progress, and at some point the equity needs to be following the corporate progress, otherwise interest gets lost, and the cycle keeps resurging itself. That is my final comment.

Ari Krashin - Gilat Satellite Networks Ltd. - CFO
Gunther, we appreciate that. We obviously understand that and are taking that into consideration. As you know, we are doing all the best we can in the IR perspective as well. Hopefully, it will show in the future results as well.

Operator
Andrew Uerkwitz, Oppenheimer.

Andrew Uerkwitz - Oppenheimer & Co. - Analyst
I may have missed it because I came to the call of little late, could you on the guidance -- first of all, will you give revenue, cost of sales, breakdown for the new three divisions? And then if not, could you give us some color on how those three mix into the guidance? Because when I first looked at this, I felt like it seems like something is getting cut short this year, on the growth side. I was just trying to flush what that is.

Ari Krashin - Gilat Satellite Networks Ltd. - CFO
HI Andrew, it's Ari again. First of all, the three divisions we have not started working this way in 2011.This is basically things we are doing right now, and it will start to reflect in 2012.Therefore, we have not -- we are not also publishing any guidance in respect to three different divisions. Now, again, I mean I would put it that Erez relates to the management objective that we set for next year, but we are still projecting obviously growth. It is a moderate growth.

Andrew Uerkwitz - Oppenheimer & Co. - Analyst
So that is where, I guess, the crux of my question, because if I remember correctly you said without Wavestream and RaySat, you had, I think, it was20%   growth. So I'm curious if some of the defense stuff is still lagging behind or still declining and the legacy stuff is going to hold up well or if that is also slowing down? Do you see where I'm getting at?

Ari Krashin - Gilat Satellite Networks Ltd. - CFO
Yes, absolutely. Let's put it in a different way. I mean the way, as Erez mentioned, looking at what is going in the economic environment, specifically in Europe and other regions that might be affected, we wanted to make sure that we can still grow the business. Either it is going to come from defense and other areas of the Company.

Now just for an example, as you remember, we published that we won the extension of Colombia in these group projects. Obviously we are seeing some growth coming from Latin America. The international business is seeing some growth as well coming from the Ka and hopefully other markets as well.

Now in regard to defense, we are still seeing growth. We are seeing very high potential for new products in new markets that we can penetrate within the defense. The overall consolidate to more or less the focus that we are expecting right now, not the focus of objectives. I cannot relate to one specific area in which we think there is going to be a decrease, but it is kind of a moderated increase all across the business unit as we see them going into 2012.

Andrew Uerkwitz - Oppenheimer & Co. - Analyst
Perfect. I appreciate that commentary. Because I did not want to sound negative because you guys did a great job in 2011 to hit your targets, despite the global macro economic concerns. I was a little surprised, but I'm positive you guys will continue to execute as you have done, so I appreciate it. Thank you.

Operator
James Breen, William Blair.

James Breen - William Blair & Co. - Analyst
Yes, thank you. It looks like you have had some significant activity in Latin America over the course of 2011. I was wondering if you could help us think about how big those opportunities are? In particular, Colombia's schools contract was for $18.5 million. Can you give us a sense of how long that contract is and then also the other two with the post office and the Colombian Ministry of Information Technology?

Erez Antebi - Gilat Satellite Networks Ltd. - CEO
I will try and help you out, but it seems that you know the numbers. The Colombia school project is over an 18-month period. The extension, as we have said, is for a nine-month period. We did not make public specific numbers or deal sizes for the other deals that we have done, but you are right in your analysis that Latin America is a strong region for us.

We see a lot of growth there in quite a few different countries. We have been seeing that not only in 2011, we have seen that in years previous to that, and I would expect that Latin America will continue to be a strong market for us.

James Breen - William Blair & Co. - Analyst
Can you give us a sense of how much Latin America region grew as a whole 2011 over 2010?

Ari Krashin - Gilat Satellite Networks Ltd. - CFO
I think that all-in-all it grew by a few percent but not significantly growth. I believe that, again, it is kind of offsetting between the Colombian operations that we are seeing with other aspects of the business, but all-in-all not the number -- I don't think it was a significant increase in revenues, probably a few million.

James Breen - William Blair & Co. - Analyst
Thank you. And then in regards to the fourth quarter specifically, could you quantify the foreign exchange impact?

Ari Krashin - Gilat Satellite Networks Ltd. - CFO
The foreign-exchange impact is not significant for us. 90% of the revenues -- and I'm just picking a number, 90% -- but the vast majority of our revenues are generated in US dollars. So they are not affected by the currency exchange.

On the expense side, as you know, we tried to hedge upfront for the expense in Israel, shekels versus the US dollars, and we are more or less already hedged throughout 2012. So our budget is also built on the expectation from the hedging. The expense, the exchange rate fluctuation does not impact our results in a dramatic way.

Operator
(Operator Instructions). There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statements, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-782-4291. In Israel please call 03-925-5921. Internationally please call 972-39-25-5921. Additionally a replay of this call will also be available on the Company's website, www.gilat.com. Mr. Antebi, would you like to go ahead with your concluding statement?

Erez Antebi - Concluding remarks:
Thank you, operator. I’d like to thank everyone for your time today. We appreciate your joining us on the call. I hope we were able to give you a good understanding of the results at hand, and also leave you with some insights as to how we see the market shaping up in the near and longer term. Good afternoon and good bye.